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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2004

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                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)

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             [Indicate by check mark whether the registrant files or
          will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F __X__ Form 40-F _____

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes ____ No __X__

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2004

                                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.

                                     By:   /s/ Atsushi Inamura
                                        -------------------------------------
                                        Name:  Atsushi Inamura
                                        Title: Chief Manager, General Affairs
                                               Corporate Administration Division

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                                          Mitsubishi Tokyo Financial Group, Inc.

                  Liquidation of KOKUSAI Card Systems Co., Ltd.

Tokyo, May 21, 2004 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG; President:
Shigemitsu Miki) announced today that Mitsubishi Securities Co., Ltd. (President: Koichi Kane) has decided to liquidate its consolidated subsidiary KOKUSAI Card Systems Co., Ltd.

Mitsubishi Securities Co., Ltd. is a consolidated subsidiary of The Bank of Tokyo-Mitsubishi, Ltd., which is itself a subsidiary of MTFG.

1. Outline of KOKUSAI Card Systems Co., Ltd.

   (1)  Address:            5-2, Marunouchi 2-chome, Chiyoda-ku, Tokyo
   (2)  Managing Director:  Keizo Okuma
   (3)  Capital:            Japanese Yen 100 million
   (4)  Business:           Card issuance and management

2. Reason for Liquidation

   It has been decided to discontinue the operations of KOKUSAI Card Systems Co., Ltd.; the company is therefore being liquidated.

3. Timing of liquidation

   Liquidation is expected by the end of September 2004.

4. Impact on MTFG's business forecast

   This event is not expected to have any material effect on MTFG's business results for the current fiscal year.

                                      * * *

For further information, please contact:
Seiji Itai
Chief Manager
Corporate Communications Office
Tel.: 81-3-3240-8136